March 28, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:	Alimera Sciences, Inc.
Amended Registration Statement on Form S-3
File No. 333-184996
Date Filed: November 16, 2012

Dear Mr. Riedler:

Alimera Sciences, Inc. (the “Company”) has electronically transmitted via EDGAR Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 on Form S-3 (“Registration Statement”), together with certain exhibits thereto. Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 2 and (ii) three hard copies of Amendment No. 2 which are marked to show changes to Amendment No. 1 to the Registration Statement filed on December 20, 2012.

On behalf of the Company, this letter corresponds to the comments set forth in the letter to the Company dated January 4, 2013 from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, we have repeated and numbered the comments from the January 4, 2013 letter in italicized print. The Company’s responses are provided below each comment.

Amendment No. 1 to Registration Statement on Form S-1

1.	We note your response to Comment 1 and associated revisions to the Registration Statement. In addition to these changes, please expand your disclosure to state clearly that with respect to shares of common stock underlying the Warrants, only shares of common stock as to which Warrant holders elect to receive directly upon the exercise of their Warrants are being offered hereby.

RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to provide that with respect to shares of common stock underlying the Warrants,

Mr. Jeffrey P. Riedler

March 28, 2013

only shares of common stock as to which Warrant holders elect to receive directly upon the exercise of their Warrants are being offered thereby.

2.	Please revise your Executive Compensation discussion to provide executive compensation disclosure for the 2012 fiscal year. For guidance, please refer to Regulation S-K Compliance and Disclosure Interpretations, Question 117.05.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment. Amendment No. 2, among other things, transfers the Registration Statement from Form S-1 to Form S-3. Regulation S-K Compliance and Disclosure Interpretations, Question 117.05, provides that “Form S-3’s information requirements are satisfied by incorporating by reference filed and subsequently filed Exchange Act documents.” The Company filed its Annual Report on Form 10-K on March 28, 2013 (“10-K”) and intends to incorporate by reference the executive compensation disclosure from the Company’s definitive proxy statement for its 2013 annual meeting of stockholders, which will be filed prior to April 30, 2013 into the 10-K. Further, consistent with Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01, the Company will not request effectiveness of the Registration Statement until the definitive proxy statement is filed with the Staff.

* * * * *

Mr. Jeffrey P. Riedler

March 28, 2013

Please do not hesitate to contact me at 781-795-3578 or my colleague, Keith Scherer, at 781-795-3507 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH
VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Gregg Griner
Gregg Griner

cc:	C. Daniel Myers
Rick Eiswirth, Jr.
Keith Scherer